International Lease Finance Corporation

 Notes

With Maturities of 9 Months or More from Date of Issue

Registration No. 333-136681
Filed Pursuant to Rule 424(b)(3)
Pricing Supplement No. 7
(To: Prospectus dated August 16, 2006 and Prospectus Supplement dated April 28, 2008)
The date of this Pricing Supplement is   June 09, 2008
Trade Date: 06/16/08   Issue Date: 06/19/08

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974WBH8	5.000%	06/15/10	SEMI-ANNUAL	12/15/08	No	N/A
45974WBJ4	5.250%	06/15/11	SEMI-ANNUAL	12/15/08	No	N/A
45974WBK1	5.700%	06/15/12	SEMI-ANNUAL	12/15/08	No	N/A
45974WBL9	6.000%	06/15/13	SEMI-ANNUAL	12/15/08	No	N/A
45974WBM7	6.250%	06/15/14	SEMI-ANNUAL	12/15/08	No	N/A
45974WBN5	6.500%	06/15/15	SEMI-ANNUAL	12/15/08	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commissions	Survivors Option	OID Note	Other Material Terms
45974WBH8	100%	0.400%	YES	No	N/A
45974WBJ4	100%	0.625%	YES	No	N/A
45974WBK1	100%	0.750%	YES	No	N/A
45974WBL9	100%	1.000%	YES	No	N/A
45974WBM7	100%	1.100%	YES	No	N/A
45974WBN5	100%	1.200%	YES	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.